UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamane, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Disposition of Mahaotiaodong Information Technology Company

On July 1, 2026, Meiwu Technology Company Limited (the “Company”) entered into an Equity Transfer Agreement by and among Mahaotiaodong Information Technology Company, a British Virgin islands business company with limited liability and a wholly owned subsidiary of the Company (“Mahao BVI”, or the “Target Company”), and Mr. Li Dong, an unrelated third party (the “Buyer”) for the sale of shares of the Target Company held by the Company to the Buyer (the “Equity Transfer Agreement”, and the transaction contemplated therein, the “Disposition”).

The Target Company is a holding company that owns 100% of Delimond Limited (“Delimond”) which owns 100% of Code Beating (Xiamen) Technology Company (“Code Beating”). Code Beating focused on providing short message services (“SMS”) in China. The Target Company and its subsidiaries have ceased operations in January 2025. As of December 31, 2025, they had total assets of approximately US$21, total liabilities of approximately US$1.4 million, and total losses of approximately US$1.56 million, primarily attributable to asset impairment charges recognized during the year. The board of the directors of the Company believes that the Disposition is in the best interest of the Company and its shareholders, as the continued retention of such entities would not be expected to generate value for the Company or its shareholders.

Pursuant to the Equity Transfer Agreement, the Company agreed sell 100% of the Target Company’s shares to the Buyer for the consideration of US$100. The closing of the Disposition is subject to certain customary closing conditions.

The descriptions of the Equity Transfer Agreement herein are qualified in its entirety by reference to the Equity Transfer Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

Below is a diagram that illustrates the Company’s corporate structure immediately prior to closing of the transactions contemplated by the Agreements:

Meiwu Technology Company Limited
(British Virgin Island)
"Meiwu"
100%
100%
100%
Shenzhen Vande Technology Co., Ltd.
(Hong Kong)
"Vande"
Mahaotiaodong Information
Technology Company
(British Virgin Island)
"Mahao BVI"
100%
100%
100%
Guogangtong Trading
(Shenzhen) co..Ltd
"(PRC)"
Guogangtong"
Xiamen Chunshang Health Technology
Co., Ltd.
(PRC)
"Xiamen Chunshang"
Delimond Limited
(Hong Kong)
"Delimond"
100%
100%
Guangzhou Tianhe District Chunran
Health Consulting Co., Ltd.
(PRC)
"Guangzhou Chunran"
Code Beating (Xiamen) Technology
Co., Ltd.
(PRC)
"Code Beating"

Below is a diagram that illustrates the Company’s corporate structure immediately after the closing of the transactions contemplated by the Agreements:

EXHIBIT INDEX

Exhibit No.	Description
10.1	The Equity Transfer Agreement by and between the Company and the Purchaser, dated July 1, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: July 9, 2026